UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-39547

Boqii Holding Limited

Building 9, No. 388, Shengrong Road
Pudong New District, Shanghai 201210

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be incorporated by reference into the Registration Statement on Form F-3, as amended (File No. 333-267919), of Boqii Holding Limited (the “Company”), and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 26, 2024, the Company appointed Assentsure PAC (“Assentsure”) as its independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal year ended March 31, 2024, 2023, and 2022. On such date, the Company also dismissed PricewaterhouseCoopers Zhong Tian LLP (“PwC”) as its independent registered public accounting firm, effective immediately. The dismissal of PwC and the appointment of Assentsure were approved by the audit committee of the board of directors of the Company. Prior to the dismissal, PwC has advised the Company that it believed that certain matters constitute reportable events, as that term is described in Item 16F(a)(1)(v) of Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Boqii Holding Limited

By:	/s/ Yingzhi (Lisa) Tang
Name:	Yingzhi (Lisa) Tang
Title:	Director, co-Chief Executive Officer and Chief Financial Officer

Date: July 29, 2024